SILVERMAN SHIN & BYRNE PLLC Wall Street Plaza 22nd Floor 88 Pine Street NEW YORK, NY 10005 212.779.8600 Facsimile: 212.779.8858 E-mail: Rfeiner@Silverfirm.com __________	New Jersey 19 Engle Street Tenafly, NJ 07670 (201) 567-4969

July 20, 2018

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Irene Paik, Esq.

Re:	Hemispherx Biopharma, Inc.
Registration Statement on Form S-3
Filed July 2, 2018
File No. 333-226059

Dear Ms. Paik:

On behalf of Hemispherx Biopharma, Inc. (the “Company”), I hereby file Amendment No. 1 (the “Amendment”) to the above referenced registration statement (the “Registration Statement”) and respond to the comments contained in the Commission’s July 11, 2018 comment letter.

Registration Statement on Form S-3 filed July 2, 2018

General

Comment No. 1: We note that you entered into an amended and restated Rights Agreement on November 14, 2017. Please revise your fee table to register the Rights to Purchase Series A Junior Participating Preferred Stock as separate securities. In addition, please incorporate by reference the description of the Rights to Purchase Series A Junior Participating Preferred Stock contained in the Form 8-A filed November 14, 2017, pursuant to Item 12(a)(3) of Form S-3.

Response: In the Amendment, the fee table has been revised to register the Rights to Purchase Series A Junior Participating Preferred Stock (the “Rights”) and descriptions of the Rights and the corresponding Rights Plan have been added and incorporated by reference from the Form 8-A filed November 14, 2017.

If you have any additional questions or comments, please contact me. If not, the Company will file an acceleration request.

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc: Adam Pascale